UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 2, 2007

IDEXX LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**000-19271**	**01-0393723**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

One IDEXX Drive, Westbrook, Maine	**04092**
(Address of principal executive offices)	*(ZIP Code)*

207.556.0300
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On March 2, 2007, Robert S. Hulsy announced his intention to retire from the Company effective as of March 30, 2007. Mr. Hulsy has been leading the Company's reference laboratory and consulting services business and its digital radiography business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDEXX LABORATORIES, INC.

Date: March 8, 2007   By: /s/ Conan R. Deady
                                                                     Conan R. Deady
                                                                     Corporate Vice President, General Counsel &
                                                                     Secretary